Trans-Orient Appoints David Bennett as Executive Chairman

Vancouver, BC, June 7, 2007 – Trans-Orient Petroleum Ltd. (OTCBB: TOPLF) is pleased to announce the appointment of Dr. David Bennett as Executive Chairman of the Company.

“Dr. Bennett is a true asset to this team,” said Peter Loretto, President and CEO of Trans-Orient. “We are delighted that he has agreed to take an even greater leadership role in the company, particularly given the opportunities in our East Coast Basin permit areas. As more attention is brought to bear on the potential of the fractured shale opportunity in this region, we will rely on Dr. Bennett’s industry knowledge and operational and technical expertise to guide Trans-Orient's evolution in the coming years.”

This role is the latest in a highly successful 30-year career creating significant value for international oil and gas companies with a focus on Australasia. Dr. Bennett is a cofounder of Austral Pacific Energy Ltd., where he was CEO from 1997 to 2005. During his tenure, he was responsible for building Austral from a small grass root exploration enterprise to an AMEX-listed company and one of New Zealand and Papua New Guinea’s most prominent development-stage oil and gas companies. In Papua New Guinea’s Foreland area, he is responsible for the recent Douglas-1 gas/condensate discovery now under appraisal which will potentially supply 40 BCF of natural gas per annum over 20 years to Alcan's alumina refinery in Gove, Australia.

Referring to the Australasia location, Dr. Bennett says, “The East Coast Basin presents multiple interesting opportunities for Trans-Orient. Our research and current work indicate that the Waipawa and Whangai fractured shale formations located in Trans-Orient’s permit areas are excellent candidates for oil and gas production.

“We’re poised to leverage technology that is being implemented in other fractured shale formations, like the Bakken Shale in Montana and the Barnett Shale in Texas. These, along with other opportunities, make this role an exciting one. I’m looking forward to helping Trans-Orient grow,” Bennett concluded.

In earlier years, working with New Zealand Oil and Gas Ltd., Dr. Bennett led the team that discovered the highly profitable onshore Ngatoro Oil field and the major Kupe South offshore Taranaki Basin gas/condensate field now under development.

David Bennett received his BA (Natural Sciences) from Cambridge University in 1968, his MSc in Exploration Geophysics from the University of Leeds, and in 1973 a doctorate in Geophysics from the Australian National University, with post-doctoral work at the University of Texas (Dallas).

About Trans-Orient Petroleum Ltd.
Trans-Orient Petroleum holds a 100% interest in two onshore permit areas comprising 2.2 million acres situated in the lightly explored East Coast Basin of New Zealand. Trans-Orient’s acreage contains several play types, and as many as 50 Miocene/Pliocene structural leads and prospects have been identified, many at relatively shallow depths. A work program consisting of geochemical surveying and seismic acquisition is ongoing, with a view to high-grading and drilling a number of these prospects.

In addition, the permit areas also have an attractive unconventional opportunity in fractured oil and gas shale formations that have many similarities to successful oil and gas shale projects now being developed across the United States, such as the Bakken Shale in the Williston Basin and the Barnett Shale in East Texas.

Contact:
Dan Brown +1.604.682.6496
dbrown@iremco.com
www.transorient.com